UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

KiOR, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

497219109

(CUSIP Number)

Vinod Khosla

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(650) 376-8500

with a copy to:

Tammy Tompkins

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497219109	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSONS Khosla Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,259,738
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,259,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,259,738 (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 497219109	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSONS Khosla Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,814,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,814,588
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,814,588 (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (see Attachment A)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 497219109	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSONS Khosla Ventures Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,259,738
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,259,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,259,738 (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 497219109	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSONS Khosla Ventures Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,814,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,814,588
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,814,588 (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (see Attachment A)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 497219109	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,074,326
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,074,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,074,326 (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6% (see Attachment A)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 497219109	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,086,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,086,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,086,452 (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8% (see Attachment A)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 497219109	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSONS KFT Trust, Vinod Khosla and Neeru Khosla as Co-Trustees
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,012,126
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,012,126
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,012,126 (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (see Attachment A)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 497219109	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSONS Neeru Khosla, as Co-Trustee of KFT Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,012,126
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,012,126
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,012,126 (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (see Attachment A)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 497219109	SCHEDULE 13D	Page 10 of 20

1	NAME OF REPORTING PERSONS VNK Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,335,174
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,335,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,335,174 (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (see Attachment A)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 497219109	SCHEDULE 13D	Page 11 of 20

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 10 to the statement on Schedule 13D (this “Amendment No. 10”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed on June 29, 2011, as amended January 31, 2012, May 10, 2013, May 31, 2013, August 2, 2013, September 6, 2013, October 21, 2013, March 24, 2014, April 10, 2014, and May 29, 2014 (“Amendment No. 1,” “Amendment No. 2,” “Amendment No. 3”, “Amendment No. 4”, “Amendment No. 5”, “Amendment No. 6”, “Amendment No. 7”, “Amendment No. 8”, and “Amendment No. 9”, respectively, and, together with the Original 13D and this Amendment No. 10, the “Schedule 13D”), and relates to the Reporting Persons’ (as defined in Item 2 of the Schedule 13D) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of KiOR, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 13001 Bay Park Road, Pasadena, Texas 77507. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is filed by:

(i)	Khosla Ventures II, L.P. (“KV II”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(ii)	Khosla Ventures III, L.P. (“KV III”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iii)	Khosla Ventures Associates II, LLC (“KVA II”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iv)	Khosla Ventures Associates III, LLC (“KVA III”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(v)	VK Services, LLC (“VK Services”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(vi)	KFT Trust, Vinod Khosla and Neeru Khosla as Co-Trustees (“KFT”), a trust for the benefit of Vinod Khosla and Neeru Khosla, and for which Vinod Khosla and his wife Neeru Khosla are co-trustees, with respect to the shares of Class A common stock directly and beneficially owned by it;

(vii)	Vinod Khosla (“Khosla”), with respect to the shares of Class A common stock directly and beneficially owned by him;

(viii)	Neeru Khosla, as co-trustee of KFT, with respect to the shares of Class A common stock beneficially owned by her; and

(ix)	VNK Management, LLC (“VNK”), with respect to the shares of Class A common stock directly and beneficially owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” KV II, KV III, KVA II, KVA III, VK Services, KFT, Khosla, and Neeru Khosla are referred to herein as the “KV Affiliates.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of Class A common stock directly and beneficially owned by him.

Vinod Khosla is referred to as a “General Partner.”

(b) The business address of each of the KV Affiliates:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

The business address of VNK:

c/o Kim Totah

1760 The Alameda, Suite 300

San Jose, California 95126

CUSIP No. 497219109	SCHEDULE 13D	Page 12 of 20

(c) The present principal business of each of the KV Affiliates and the General Partner is the venture capital investment business. The present principal business of VNK is investment management.

(d) No Reporting Person or General Partner, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or General Partner, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

KV II	Delaware, United States of America
KV III	Delaware, United States of America
KVA II	Delaware, United States of America
KVA III	Delaware, United States of America
VK Services	Delaware, United States of America
KFT	California, United States of America
Vinod Khosla	United States of America
Neeru Khosla	United States of America
VNK	Delaware, United States of America

Item 3. Source and Amount of Funds or Other Consideration.

There are no amendments to Item 3 of the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of capital stock reported herein were acquired by the Reporting Persons solely for investment purposes in the ordinary course of their business.

As reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 10, 2014, in connection with the voluntary petition filed by the Issuer in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of the United States Bankruptcy Code, Case No. 14-12514-CSS, on November 9, 2014, the Issuer, Pasadena Investments, LLC (“Pasadena”), KFT Trust, Vinod Khosla as Trustee (“KFT”), VNK Management, LLC (“VNK”), and Khosla Ventures III, L.P. (“KVIII”) entered into a Plan Support Agreement (the “PSA”), subject to Bankruptcy Court approval and other conditions, providing for the implementation of a restructuring transaction on the terms set forth in a plan term sheet attached thereto. The foregoing summary is qualified in its entirety by reference to the PSA, which is attached as Exhibit 99.31 hereto and is incorporated herein by reference in this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Class A common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 64,125,753 shares of Class A common stock and 47,160,325 shares of Class B common stock outstanding, which is the total number of shares of Class A common stock and Class B common stock outstanding as of August 4, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission on August 11, 2014. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A. Khosla Ventures II, L.P.

(a) As of the closing of business on the date of this Amendment No. 10, Khosla Ventures II, L.P. beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 42.2% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned by Khosla Ventures II, L.P. are comprised of shares of Class B common stock beneficially owned by Khosla Ventures II, L.P., all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

CUSIP No. 497219109	SCHEDULE 13D	Page 13 of 20

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	46,259,738
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

B. Khosla Ventures III, L.P.

(a) As of the closing of business on the date of this Amendment No. 10, Khosla Ventures III, L.P. beneficially owned 16,814,588 shares of Class A common stock, representing a beneficial ownership of approximately 23.5% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Khosla Ventures III, L.P., (i) 69,479 shares are comprised of shares of Class A common stock issued to Samir Kaul that are beneficially owned by Khosla Ventures III, L.P. and (ii) 7,335,174 shares are comprised of a Note (described in Item 3) held by Khosla Ventures III, L.P. in the principal amount of $21,250,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	16,814,588
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	16,814,588

Please see Attachment A for additional information.

C. Khosla Ventures Associates II, LLC

(a) As of the closing of business on the date of this Amendment No. 10, Khosla Ventures Associates II, LLC beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 42.2% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned by Khosla Ventures Associates II, LLC are comprised of shares of Class B common stock beneficially owned by Khosla Ventures Associates II, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	46,259,738
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

D. Khosla Ventures Associates III, LLC

(a) As of the closing of business on the date of this Amendment No. 10, Khosla Ventures Associates III, LLC beneficially owned 16,814,588 shares of Class A common stock, representing a beneficial ownership of approximately 23.5% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Khosla Ventures Associates III, LLC, (i) 69,479 shares are comprised of shares of Class A common stock issued to Samir Kaul that are beneficially owned by Khosla Ventures Associates III, LLC, and (ii) 7,335,174 shares are comprised of a Note (described in Item 3) held by Khosla Ventures III, L.P. in the principal amount of $21,250,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	16,814,588
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	16,814,588

CUSIP No. 497219109	SCHEDULE 13D	Page 14 of 20

Please see Attachment A for additional information.

E. VK Services, LLC

(a) As of the closing of business on the date of this Amendment No. 10, VK Services, LLC beneficially owned 63,074,326 shares of Class A common stock, representing a beneficial ownership of approximately 53.6% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by VK Services, LLC, (i) 46,259,738 shares are comprised of Class B common stock beneficially owned by VK Services, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares, and (ii) 7,335,174 shares are comprised of a Note (described in Item 3) held by Khosla Ventures III, L.P. in the principal amount of $21,250,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	63,074,326
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	63,074,326

Please see Attachment A for additional information.

F. KFT Trust, Vinod Khosla and Neeru Kholsa as Co-Trustees

(a) As of the closing of business on the date of this Amendment No. 10, KFT beneficially owned 27,012,126 shares of Class A common stock, representing a beneficial ownership of approximately 30.1% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by KFT, (i) 7,399,231 shares are comprised of warrants exercisable for Class A common stock at any time as described in Item 6, and (ii) 18,362,895 shares are comprised of a Note (described in Item 3) held by KFT, in the principal amount of $53,197,308, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	27,012,126
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	27,012,126

Please see Attachment A for additional information.

G. Vinod Khosla

(a) As of the closing of business on the date of this Amendment No. 10, Vinod Khosla beneficially owned 90,086,452 shares of Class A common stock, representing a beneficial ownership of approximately 62.8% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Mr. Khosla, (i) 46,259,738 shares are comprised of Class B common stock beneficially owned by him, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares, and (ii) 25,698,069 shares are comprised of Notes (described in Item 3) held by Khosla Ventures III, L.P. and KFT, in the aggregate principal amount of $74,447,308, which are convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	90,086,452
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	90,086,452

CUSIP No. 497219109	SCHEDULE 13D	Page 15 of 20

Please see Attachment A for additional information.

H. Neeru Khosla, as Co-Trustee of KFT

(a) As of the closing of business on the date of this Amendment No. 10, Neeru Khosla, as co-trustee of KFT, beneficially owned 27,012,126 shares of Class A common stock, representing a beneficial ownership of approximately 30.1% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Ms. Khosla, all 27,012,126 shares are comprised of shares held by KFT, as described in Item 5.F above.

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	27,012,126
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	27,012,126

Please see Attachment A for additional information.

I. VNK Management, LLC

(a) As of the closing of business on the date of this Amendment No. 10, VNK Management, LLC (“VNK”) beneficially owned 7,335,174 shares of Class A common stock, representing a beneficial ownership of approximately 10.3% of the shares of Class A common stock. VNK has no direct ownership of any shares of Class A common stock, but is deemed to beneficially own shares of Class A common stock through a Note (described in Item 3) beneficially owned by VNK in the principal amount of $21,250,000, which is convertible into shares of Class A common stock at a price per share of $2.897 (subject to certain anti-dilution adjustments and limitations as described in Item 3).

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	7,335,174
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	7,335,174

VNK is a limited liability company owned by family trusts formed for the benefit of Mr. Khosla’s adult children. Mr. Khosla and the other Reporting Persons have no power to elect a new manager of VNK and have no power to revoke such trusts or appoint or remove the trustees of such trusts. Mr. Khosla and the other Reporting Persons have no power to vote or dispose of the shares beneficially owned by VNK. Because Mr. Khosla from time to time recommends certain specific investments to VNK, VNK may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. VNK and Mr. Khosla expressly disclaim status as a group for purposes of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Controlling Interest in the Issuer” of Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

As of the filing of this Amendment No. 10, entities affiliated with the Reporting Persons owned 98.1% of the Issuer’s Class B common stock, which, together with the Class A common stock held by them, represent 88.4% of the combined voting power of the Issuer’s outstanding Class A common stock and Class B common stock, assuming that 64,125,753 shares of Class A common stock and 47,160,325 shares of Class B common stock are outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2014. Under the Issuer’s amended and restated certificate of incorporation that became effective as part of the Issuer’s initial public offering, holders of shares of Class B common stock may generally transfer those shares to affiliated entities, without having the shares automatically convert into shares of Class A common stock. Therefore, the Reporting Persons will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of the Issuer, even if the Reporting Persons come to own, in the aggregate, as little as 10% of the economic interest of the outstanding shares of the Issuer’s Class A common stock and Class B common stock. Moreover, the Reporting Persons may take actions in their own interests that the Issuer’s other stockholders do not view as beneficial.

CUSIP No. 497219109	SCHEDULE 13D	Page 16 of 20

Item 6 of this Schedule 13D is hereby amended to add the following “Agreements in Connection with the Issuer’s Chapter 11 Bankruptcy Case” section immediately following “Controlling Interest in the Issuer”:

Agreements in Connection with the Issuer’s Chapter 11 Bankruptcy Case:

As reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 10, 2014, in connection with the voluntary petition filed by the Issuer in the Bankruptcy Court seeking relief under the provisions of chapter 11 of the United States Bankruptcy Code, Case No. 14-12514-CSS, on November 9, 2014, the Issuer, Pasadena, KFT, VNK, and KVIII (the “PSA Parties”) entered into the PSA, which, subject to Bankruptcy Court approval and other conditions, provides for the implementation of a restructuring transaction (the “PSA Transaction”) on the terms set forth in a plan term sheet (the “Plan Term Sheet”) attached thereto. Under the PSA, the PSA Parties are committed to support a plan of reorganization pursuant to which, among other things, all existing equity interests of the Issuer will be cancelled and 100% of the new equity interests in the Issuer will be issued to Pasadena or KFT (collectively “Khosla”) or a designee of Khosla as lender under the First Lien Credit Agreement and DIP Financing Agreement (each as defined in the Plan Term Sheet), in consideration of a deemed credit and cancellation of $16.0 million of the First Lien Claims and DIP Loans (each as defined in the Plan Term Sheet). The PSA Transaction shall be subject to a competitive bidding and auction process. The PSA Transaction is subject to numerous other conditions, including but not limited to the occurrence of the effective date of the Issuer’s chapter 11 plan of reorganization on or before February 27, 2015. The foregoing summary is qualified in its entirety by reference to the PSA, which is attached as Exhibit 99.31 hereto and is incorporated herein by reference in this Schedule 13D.

CUSIP No. 497219109	SCHEDULE 13D	Page 17 of 20

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement.

99.2	Amended and Restated Investors’ Rights Agreement dated April 21, 2011, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement of Form S-1 (File No. 333-173440), filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011).

99.3	Loan and Security Agreement dated as of January 26, 2012 among the Issuer, Kior Columbus LLC, 1538731 Alberta Ltd., 1538716 Alberta Ltd. and KFT Trust, Vinod Khosla, Trustee (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).

99.4	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of January 26, 2012 issued by the Issuer to KFT Trust, Vinod Khosla, Trustee (the “Initial Warrant,” incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).

99.5	Form of Additional Warrant Agreement to Purchase Shares of Class A Common Stock (the form of Initial PIK Warrant, incorporated by reference to Exhibit F of the Loan and Security Agreement dated as of January 26, 2012, filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).

99.6	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent PIK Warrant, incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).

99.7	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the ATM Warrant, incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).

99.8	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent Drawdown Warrant, incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).

99.9	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of May 22, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).

99.10	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).

99.11	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).

99.12	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of June 17, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).

99.13	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).

99.14	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).

99.15	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of July 26, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).

99.16	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).

CUSIP No. 497219109	SCHEDULE 13D	Page 18 of 20

99.17	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).

99.18	Warrant Agreement to Purchase Shares of Class A Common Stock, dated as of August 27, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 27, 2013).

99.19	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 27, 2013).

99.20	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 27, 2013).

99.21	Note Purchase Agreement, dated as of October 18, 2013, by and among the Issuer, KiOR Columbus, LLC, Khosla Ventures III, L.P., KFT Trust, Vinod Khosla, Trustee, and VNK Management, LLC (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).

99.22	Amendment No. 1 to Note Purchase Agreement, dated October 20, 2013 (incorporated by reference to Exhibit 99.1B of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).

99.23	Form of Note under the Note Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).

99.24	Form of Registration Rights Agreement by and among the Issuer, KiOR Columbus, LLC, Khosla Ventures III, L.P., KFT Trust, Vinod Khosla, Trustee, and VNK Management, LLC (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2013).

99.25	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2014).

99.26	Post-First Amendment Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.6 of the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2014).

99.27	Senior Secured Promissory Note and Warrant Purchase Agreement, dated as of March 31, 2014, by and among the Company, Kior Columbus, LLC and KFT Trust, Vinod Khosla as Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on March 31, 2014).

99.28	Senior Secured Promissory Note, dated as of April 3, 2014, issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 3, 2014).

99.29	Warrant Agreement, dated as of April 3, 2014, issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 3, 2014).

99.30	Warrant Agreement, dated as of May 22, 2014, issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 22, 2014).

99.31	Plan Support Agreement, dated as of November 9, 2014, by and among the Issuer, Pasadena Investments, LLC, KFT Trust, Vinod Khosla, Trustee, Khosla Ventures III, L.P., and VNK Management, LLC (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on November 10, 2014).

CUSIP No. 497219109	SCHEDULE 13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla
	Vinod Khosla	Date: November 10, 2014

/s/ Neeru Khosla
	Neeru Khosla	Date: November 10, 2014

KFT TRUST, VINOD KHOSLA, CO-TRUSTEE

By:	/s/ Vinod Khosla
	Vinod Khosla	Date: November 10, 2014
Trustee

VK SERVICES, LLC

By:	/s/ Vinod Khosla
	Vinod Khosla, Manager	Date: November 10, 2014

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: November 10, 2014

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: November 10, 2014

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a
Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: November 10, 2014

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a
Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
	Vinod Khosla, Managing Member	Date: November 10, 2014

VNK MANAGEMENT, LLC

By:	/s/ Kimberly Totah
Name:	Kimberly Totah	Date: November 10, 2014
Title:	Special Manager

CUSIP No. 497219109	SCHEDULE 13D	Page 20 of 20

ATTACHMENT A

Mr. Khosla (“Khosla”) is the managing member of VK Services, LLC (“VK Services”), which is the manager of Khosla Venture Associates II, LLC (“KVA II”) and Khosla Venture Associates III, LLC (“KVA III”). KVA II and KVA III are the general partners of Khosla Ventures II LP (“KV II”) and Khosla Ventures III LP (“KV III”), respectively. Each of KVA II, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV II and KV III, and each of KVA II, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were originally purchased by KV II and then distributed to KVA II, which in turn distributed such securities to members and affiliates of members of KVA II (the “Distributed Securities”). KVA II continues to possess voting and investment control over the Distributed Securities. Each of KVA II, VK Services and Khosla may be deemed to possess voting and investment control over the Distributed Securities, and each of KVA II, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were purchased in connection with the Issuer’s IPO by KFT Trust, Vinod Khosla and Neeru Khosla, Co-Trustees (“KFT Trust”). Warrants to purchase Class A common stock have been issued to KFT Trust in connection with a loan and security agreement between the issuer and KFT Trust. Khosla, as a co-trustee and beneficiary of KFT Trust, and his wife, Neeru Khosla, as a co-trustee and beneficiary of KFT Trust, may be deemed to have indirect beneficial ownership of such shares. The Reporting Persons other than Mr. Khosla and Ms. Khosla have no voting or investment control over the shares beneficially owned by KFT Trust.

Certain securities were issued by the Issuer to Samir Kaul, who is a director of the Issuer and a member of KVA II and KVA III as compensation for his role as a director of the Issuer. Such shares will vest upon the completion of Mr. Kaul’s term as a director at the Issuer’s next annual meeting. Mr. Kaul holds such securities for the benefit of KV III and KVA III, and, accordingly, KV III, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

VNK Management, LLC (“VNK”) is a limited liability company owned by family trusts formed for the benefit of Mr. Khosla’s adult children. Mr. Khosla and the other Reporting Persons have no power to elect a new manager of VNK and have no power to revoke such trusts or appoint or remove the trustees of such trusts. Mr. Khosla and the other Reporting Persons have no power to vote or dispose of the shares beneficially owned by VNK. Because Mr. Khosla from time to time recommends certain specific investments to VNK, VNK may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. VNK and Mr. Khosla expressly disclaim status as a group for purposes of this Schedule 13D.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.